EXHIBIT (a)(1)(i)


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             The Topiary Fund for Benefit Plan Investors (BPI) LLC

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 If you do not want to sell your limited liability company interests at this time, please disregard this notice. This is simply a notification of the
                             Fund's tender offer.
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September 27, 2005

Dear Investor in
The Topiary Fund for Benefit Plan Investors (BPI) LLC:

                  We are writing to inform you of important dates related to the repurchase offer relating to The Topiary Fund for Benefit Plan Investors
(BPI) LLC (the "Fund"). If you are not interested in selling all or a portion of your limited liability company interests in the Fund ("Interests") at this time, please disregard this notice and take no action.

                  The repurchase offer period will begin on September 27, 2005 and end on October 27, 2005 (the "Repurchase Request Deadline"). For Members tendering all of their Interests in the Fund (and which are all accepted for repurchase by the Fund), the value of their Interests for purposes of calculating repurchase price will be determined as of December 31, 2005 (the "Full Repurchase Valuation Date"). Members tendering Interests for repurchase will be given a promissory note no later than November 3, 2005 entitling them to payment for their tendered Interests. For both Members making full or partial tenders of their Interests, payment will either be made within thirty
(30) days of the Full Repurchase Valuation Date, or ten business days after The Topiary Master Fund for Benefit Plan Investors (BPI) LLC, in which substantially all of the Fund's assets are invested, has received from the Investment Funds in which it invests, 90% of the amount needed to fund the repurchase of Interests, whichever is later. The purpose of the tender offer is to provide some liquidity to investors who hold Interests in the Fund. Interests can be redeemed by means of a tender offer only during one of the Fund's announced repurchase offers.

                  Should you wish to sell all or a portion of your Interests in the Fund during this tender offer period, please complete and return the enclosed Letter of Transmittal to PFPC Inc. in the enclosed postage-paid envelope. If you do not wish to sell any of your Interests, simply disregard this notice. No action is required if you do not wish to redeem at this time.

                  All requests to tender Interests must be received by the Fund's Administrator, PFPC Inc., either by mail or by fax (if by fax, please deliver an original, executed copy promptly thereafter) in good order by October 27, 2005. If you elect to tender, it is your responsibility to confirm receipt of the Letter of Transmittal with PFPC Inc. by calling the number below.

                  If you have any questions, please refer to the attached Offer to Repurchase document, which contains additional important information about the repurchase offer, or call your Financial Advisor or PFPC Inc. at
(302) 791-2810.

Sincerely,

The Topiary Fund for Benefit Plan Investors (BPI) LLC